Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-165579-01

Western Massachusetts Electric Company

September 13, 2011

Pricing Term Sheet

Issuer:	Western Massachusetts Electric Company
Security:	$100,000,000 3.50% Senior Notes, Series F, due 2021
Maturity:	September 15, 2021
Coupon:	3.50%
Price to Public:	99.092% of face amount
Yield to Maturity:	3.609%
Spread to Benchmark Treasury:	+ 162.5 basis points
Benchmark Treasury:	2.125% due August 15, 2021
Benchmark Treasury Rate:	101-08+
Benchmark Treasury Yield:	1.984%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2012
Redemption Provisions:
Make-whole call:	Make-whole call at any time prior to June 15, 2021 at a discount rate of Treasury plus 25 basis points and, thereafter at par
Settlement:	September 16, 2011
CUSIP:	958587 BJ5
Ratings:	Baa2 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Co-Manager:	Mitsubishi UFJ Securities (USA), Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.